Mail Stop 3561

September 11, 2009

By Facsimile and U.S. Mail

Kerry R. Hicks
Chief Executive Officer
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401

> **Re:** **Health Grades, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **File No. 000-22019**

Dear Mr. Hicks:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Cover Page

1. Under the heading "Documents Incorporated by Reference," please disclose any annual report to stockholders, proxy or information statement, or prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act that is incorporated by

reference into the Form 10-K and identify the Part of the Form 10-K into which any such document is incorporated by reference.

Exhibits

2. With respect to Exhibit 2.1, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

3. Please file the Internet Agreement between you and Fresenius Medical Care North America as an exhibit to your next Exchange Act report.. Refer to Item 601(b)(10).

Definitive Proxy Statement on Schedule 14A

Certain Transactions, page 26

Review, Approval or Ratification of Transactions with Related Parties, page 30

4. We note your disclosure that the Code of Conduct governs the procedures for approval of related party transactions. Please disclose these procedures. Refer to Item 404(b) of Regulation S-K.

Audit and Related Fees, page 30

5. You state that the audit committee may pre-approve audit and permitted non-audit services "pursuant to appropriate policies and procedures established by the Committee for the pre-approval of such services." Please describe the policies and procedures established by the audit committee for the pre-approval of audit and non-audit services. Refer to Item 14 of Form 10-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director